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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 5)*

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                             Gull Laboratories, Inc.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   402901 20 1
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                                 (CUSIP Number)

                               Ulrich Wagner, Esq.
                              O'Melveny & Myers LLP
                               The Citicorp Center
                        153 East 53rd Street, 54th Floor
                          New York, New York 10022-4611
                                 (212) 326-2000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 11, 1997
             (Date of Event which Requires Filing of this Statement)

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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note: Six copies of this statement, including all exhibits, should e filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


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         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 358031 10 2

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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      FRESENIUS AKTIENGESELLSCHAFT
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                        (a) / /

                                                                        (b) / /
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                OO
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                         / /
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      GERMANY
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NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                  4,930,693
                                              ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                               -0-
                                              ----------------------------------
EACH REPORT-                         9        SOLE DISPOSITIVE POWER
ING PERSON                                              4,930,693
                                              ----------------------------------
WITH                                 10       SHARED DISPOSITIVE POWER
                                                       -0-
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      4,930,693
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                        / /
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      62%
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14       TYPE O  REPORTING PERSON

                      CO

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NY1-524082.V1

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         This Schedule 13D/A (Amendment No. 5) amends and supplements the
Statement on Schedule 13D dated May 4, 1994, as amended and supplemented by
Schedule 13D/A (Amendment No. 1) dated June 28, 1994, by Schedule 13D/A (Amendment No. 2) dated August 15, 1994, by Schedule 13D/A (Amendment No. 3) dated December 23, 1996 and Schedule 13D/A (Amendment No. 4) dated April 21, 1997 (as so amended, the "Statement"), filed by Fresenius Aktiengesellschaft ("Fresenius AG"), with respect to the common stock, $0.001 par value ("Common Stock") of Gull Laboratories, Inc. ("Gull"). Capitalized terms used herein without definition have the meanings ascribed to them in the Statement.

Item 2.  IDENTITY AND BACKGROUND

         Mr. Rainer Baule became a member of the Management Board of Fresenius AG and Head of the Fresenius AG Intensive Care and Diagnostics Division on June 1, 1997. Current information with respect to Mr. Baule is set forth in Schedule A to Amendment No. 4. Mr. Udo Werle continues to be a member of the Management Board and Head of Finance, Administration and Personnel Matters of Fresenius AG. However, he is no longer a member of the Management Board of Fresenius Medical Care AG, and has been selected as the Chairman of the Supervisory Board of Fresenius Medical Care AG.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended by adding the following:

         On July 29, 1997, Fresenius and Gull entered into an Extension Agreement (the "Extension Agreement") to extend the Closing Date until August 15, 1997. On August 11, 1997, the shareholders of Gull, including a majority of the shares held by persons other than Fresenius AG present and voting at the Gull annual meeting, approved the acquisition (the "Acquisition") of the diagnostics business of the Intensive Care and Diagnostics Division of Fresenius AG (the "Business") by Gull GmbH, a wholly-owned subsidiary of Gull (the "Purchaser"). The closing of the Acquisition took place on August 11, 1997. Prior to the Closing, pursuant to a Transfer, Assignment and Assumption Agreement dated July 3, 1997 among Fresenius AG, the Purchaser and Gull, the Purchaser assigned its rights under the Asset Purchase Agreement to Gull, which acquired the Business and issued the consideration to Fresenius AG on the Closing Date. Gull then contributed the Business to the Purchaser.

         Under the Asset Purchase Agreement, the purchase price for the Business was 1,320,000 shares of Gull Common Stock, subject to adjustment, as described in Amendment No. 4. The purchase price paid by Gull for the Business was $10,942,800, based on an agreed value set forth in the Asset Purchase Agreement of $8.29 per share. Such agreed value was fixed under the Asset Purchase Agreement as the average of the closing sale prices of a share of Gull Common Stock on the American Stock Exchange for the twenty trading days


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preceding and the twenty trading days following December 13, 1996, the date of the first public announcement of the execution of the letter of intent for the Acquisition. At $10-1/4 per share, the closing price for Gull Common Stock on the Closing Date, the value of the consideration issued by Gull for the Business was $13,530,000.

         Fresenius AG continues to regard its investment in Gull as an attractive business opportunity, both for Fresenius AG and Gull, and believes that the sale of the Business to Gull and the combination of the Business with Gull's existing worldwide diagnostics business could result in increased efficiencies and enhanced performance by Gull. Accordingly, Fresenius AG believes that the acquisition is in the best interests of Fresenius AG, Gull and Gull's shareholders.

         In connection with the closing under the Asset Purchase Agreement, Fresenius AG and Gull entered into a Registration Rights Agreement pursuant to which Fresenius AG has the right on two separate occasions to require that Gull file a registration statement under the Securities Act of 1933, as amended (the "1933 Act") for the registration of the shares of Common Stock issued to Fresenius AG as the consideration for the Business. The Registration Rights Agreement provides that Gull will bear the costs of registering such shares, up to a maximum of $20,000. Fresenius AG also has the right to include such shares in certain registration statements filed by Gull under the 1933 Act for its own account or for the registration of shares of Common Stock held by other persons.

         Other than the shares it received upon consummation of the transactions contemplated by the Asset Purchase Agreement and related agreements, Fresenius AG does not presently intend to acquire additional shares of Gull Common Stock, but reserves the right to do so in open market transactions or in privately negotiated transactions with Gull or shareholders of Gull. Whether Fresenius AG acquires any such additional shares of Gull Common Stock will depend on Fresenius AG's continuing evaluation of Gull, the market price for Gull Common Stock, alternative investment opportunities which may be available, and all other factors deemed relevant.

         Except for the transactions described in this Item 4, Fresenius AG does not have any present intention to effect or cause Gull to effect any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Statement is hereby amended by adding the following:

         As a result of the closing under the Asset Purchase Agreement, Fresenius AG is presently the record and beneficial owner of a total of 4,930,693 shares of Gull Common Stock. Based on 6,616,784 shares of Common Stock outstanding on June 15, 1997


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(as set forth in Gull's Proxy Statement dated July 9, 1997 for the Gull Annual
Meeting), Fresenius AG is the beneficial owner of 62% of the Gull Common Stock, as determined in accordance with Rule 13d-3 of the Securities and Exchange Commission. Under a Retransfer of Shares Agreement among Fresenius AG, Gull and the Purchaser, Fresenius AG may become obligated to return up to 33,000 shares to Gull upon the occurrence of certain events described in Fresenius AG's Schedule 13D/A (Amendment No. 4).

         Except as stated in this Item 5, Fresenius AG (and to the best of its knowledge, the members of the Supervisory Board and the Managing Board of Fresenius AG) does not own or have any right to acquire, directly or indirectly, any shares of Gull Common Stock and, except as herein described, none of such persons has effected any transaction in Gull Common Stock in the last sixty days.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         For a description of the Extension Agreement, the Transfer, Assignment and Assumption Agreement and the Registration Rights Agreement, see Item 4 above. The descriptions of the Extension Agreement, the Transfer, Assignment and Assumption Agreement and the Registration Rights Agreement set forth in Item 4 are qualified in their entirety by the provisions of such agreements. Copies of the Extension Agreement, the Transfer, Assignment and Assumption Agreement and the Registration Rights Agreement are filed as Exhibits 1, 2 and 3, respectively, to this Schedule 13D/A (Amendment No. 5). Copies of the Asset Purchase Agreement and the Retransfer of Shares Agreement were filed as Exhibits 1 and 2, respectively, to Amendment No. 4.

Item 7.  MATERIALS TO BE FILED IN EXHIBITS.

         EXHIBIT                                                     EXHIBIT NO.

Extension Agreement dated July 29, 1997 between                                1
Fresenius AG and Gull

Transfer, Assignment and Assumption Agreement                                  2
among Fresenius AG, the Purchaser and Gull dated
Juy 3, 1997

Registration Rights Agreement between Gull
and Fresenius AG dated as of August 11, 1997                                   3


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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 14, 1997             FRESENIUS AKTIENGESELLSCHAFT



                                    By: /s/ Matthias Schmidt
                                        ----------------------------------------
                                        Name: Matthias Schmidt
                                        Title: Member of the Managing Board



                                    By: Rainer Baule
                                        ----------------------------------------
                                        Name: Rainer Baule
                                        Title: Member of the Managing Board

                                       S-1
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                                EXHIBIT INDEX


         EXHIBIT                                                     EXHIBIT NO.

Extension Agreement dated July 29, 1997 between                                1
Fresenius AG and Gull

Transfer, Assignment and Assumption Agreement                                  2
among Fresenius AG, the Purchaser and Gull dated
Juy 3, 1997

Registration Rights Agreement between Gull
and Fresenius AG dated as of August 11, 1997                                   3